SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 26, 2006

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated April 25, 2006 announcing the signing of a letter of intent to raise its interest in Danone Djurdjura from 51% to 95%.

Paris, April 25th 2006

Groupe DANONE raises interest from 51% to 95% in

Danone Djurdjura in Algeria

Groupe DANONE today signed a letter of intent to raise its interest in Danone Djurdjura from 51% to 95%.

This agreement reflects Groupe DANONE’s strategy of strengthening its position in North Africa and the Middle East.

With annual per capita consumption of fresh dairy products in Algeria averaging only 7 kilos, compared with 23 kilograms in Western Europe, the Algerian market offers promising scope for development. The average annual growth for the last 3 years has been in the order of 20%.

Danone Djurdjura currently leads the Algerian market in fresh dairy products with around 40% market share.

The company reported sales over EUR 60 million in 2005 with its main brands: Danao, Petit Gervais aux Fruits, Activia, Danette and Fruix.

Mr. Boussaad Batouche, one of Groupe DANONE’s partners in the venture since the Algerian company was founded in 2001, will hold the remaining 5%.

The transaction will be effective by the end of June assuming all administrative requirements are met. Danone Djurdjura financial statements will be then fully consolidated.

Altogether Groupe DANONE’s sales in Africa & the Middle East come to over €1 billion through interests in companies enjoying strong leadership positions in local markets:

•	Saudi Arabia* (partnership with Al Safi): no. 1 in fresh dairy products

•	Turkey*: no. 1 in both fresh dairy products and bottled water

•	Morocco (partnerships with ONA : Centrale Laitière, Sotherma and Bimo): no. 1 in fresh dairy products, no. 2 in bottled water, and no. 1 in biscuits

•	Tunisia (partnerships with STIAL and Sotubi): no. 1 in fresh dairy products, no. 1 in biscuits

•	Israel: (partnership with Strauss): no. 1 in fresh dairy products

•	Algeria* (partnership with Sotubi for biscuits)

•	Egypt* : presence on the fresh dairy market since 2005

*	Fully consolidated companies

For further requests:

Corporate Communication : 33 1 44 35 20 75 – Investor Relations : 33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris – Fax 33 1 44 35 26 95

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: April 26, 2006	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer